SUPPLEMENT TO THE AMENDED AND SUPPLEMENTED

                  OFFER TO PURCHASE DATED SEPTEMBER 10, 2003 OF

                          BROOKFIELD HOMES CORPORATION.

Brookfield Homes Corporation, a Delaware corporation, is offering to purchase for cash 5,000,000 shares of its common stock from its stockholders upon the terms and subject to the conditions set forth in the offer to purchase dated August 18, 2003, as amended and supplemented on September 10, 2003, and as further amended and supplemented by this supplement, and the related letter of transmittal. Unless otherwise defined, terms used in this supplement have the same meanings as in the offer to purchase, as amended and supplemented. Except as set forth in this supplement, the terms and conditions of the tender offer remain as set forth in the offer to purchase, as amended and supplemented, and the letter of transmittal, as applicable. The purpose of this supplement is to clarify the times at which Brookfield Homes may exercise certain conditions to the tender offer. The terms of the tender offer have been revised as follows:

1. CERTAIN CONDITIONS OF THE OFFER

The section of the Amended and Supplemented Offer to Purchase filed on September 10, 2003 captioned "6. Certain Conditions of the Offer" set forth on pages 21-23 is hereby amended to replace the second sentence of the last paragraph of that section with the following sentence:

"Brookfield Homes' failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time prior to the expiration of the offer, or, in the case of conditions relating to necessary governmental approvals, at or before the time of purchase of any shares."